Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver Releases 2020 Sustainability Report

Vancouver, B.C. - May 6, 2021 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”) is proud to release its 2020 Sustainability Report, which includes details on the Company's environmental, social, corporate governance, and health and safety goals and performance.
“Pan American remains committed to continuously improving our sustainability performance. We are implementing industry best practices, including the Mining Association of Canada's Towards Sustainable Mining ("TSM") protocols, the Voluntary Principles for Security and Human Rights, and the World Gold Council Conflict-Free Standard,” said Michael Steinmann, President and CEO. “Our primary concern remains the health and safety of our employees and contractors, and the communities in which they live and work. When COVID-19 was declared a global pandemic, we engaged our crisis response team to plan for and manage issues related to the virus.”
Pan American Silver’s 2020 sustainability highlights include:
•Achieving zero significant environmental incidents at our operations
•Ensuring safe management of tailings facilities during mine suspension related to the COVID-19 pandemic
•Achieving reduction of greenhouse gas (“GHG”) emissions from energy projects at all operations, including 100% renewable electrical energy supply certified at our Morococha mine in Peru
•Entering into a 3-year, $1.5 million partnership commitment with UNICEF Canada to provide health and education to vulnerable children in Latin America
•Becoming signatories to the United Nations Global Compact
•Adopting an Inclusion and Diversity Policy
•Achieving a 17.3% increase in the percentage of new female hires and promotions and increased representation of women on our Board of Directors
The 2020 Sustainability Report is our 11th published report and has been prepared in accordance with the Global Reporting Initiative ("GRI") Standards Core option and the GRI Mining & Metals Sector Disclosures. This year's report also takes into consideration the Taskforce on Climate-related Financial Disclosures (“TCFD”) and the Sustainability Accounting Standards Board (“SASB”) reporting frameworks.
An interactive version of the report, along with environmental, social and governance (“ESG”) data tables and a detailed GRI & SASB index, including data tables, is available at panamericansilver.com. A PDF download is available in English, with the Spanish version coming soon.
Responsible Investor Conference Call- Save the Date
Pan American is planning to host its second annual ESG call to discuss our sustainability performance and our approach to managing challenges. The call is scheduled for September 9, 2021 at 11:00 am ET (8:00 am PT). Further details will be provided closer to the date.

About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets.

PAN AMERICAN SILVER CORP. 1

Pan American has a 27-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol “PAAS”.
Learn more at panamericansilver.com.

For more information, please contact:
Brent Bergeron
Senior VP, Corporate Affairs & Sustainability
Ph: 604-684-1175
Email: ir@panamericansilver.com

Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 2